AVNET, INC.
2211 South 47th Street
Phoenix AZ 85034

March 6, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Avnet, Inc.
Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-8
(File No. 333-45735) filed on February 28, 2007

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Avnet, Inc., a New York corporation (the “Registrant”), hereby respectfully requests the immediate withdrawal of the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (the “Registration Statement”) (File No. 333-45735) filed on February 28, 2007.

The Registrant is making this request because the Registration Statement was inadvertently filed as a POS AM post-effective amendment rather than an S-8 POS post-effective amendment. The Registrant will file the appropriate Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 as an S-8 POS post-effective amendment.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (480) 643-2000.

Respectfully submitted,

AVNET, INC.

By: /s/ David R. Birk
Name: David R. Birk
Title: Senior Vice President and General Counsel